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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35754

Infoys Limited, NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100, +91-80-2852-0261

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares each represented by one Equity Share, par value 5 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note:

This voluntary delisting is in connection with Infosys Limited’s pending move to the New York Stock Exchange. As previously accounced, Infosys Limited anticipates that trading of its American Depositary Shares on the New York Stock Exchange will commence on December 12, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, Infosys Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 11, 2012	By	/s/ S.D. Shibulal	Chief Executive Officer
Date		S.D. Shibulal	Title

[1]	Form 25 and attached notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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